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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-32891

(Check One): ☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

1ST CONSTITUTION BANCORP
Full Name of Registrant

Former Name if Applicable

2650 Route 130, P.O. Box 634
Address of Principal Executive Office (Street and Number)

Cranbury, New Jersey 08512
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
As a result of miscommunication between 1st Constitution Bancorp (the “Registrant”) and the Registrant’s independent registered public accounting firm (the “Auditor”), on March 16, 2017, the Registrant inadvertently filed its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Original Filing”) with the Securities and Exchange Commission (the “SEC”) without proper authorization from the Auditor for inclusion therein of the Auditor’s reports on the consolidated financial statements of the Registrant contained in the Original Filing and on the Registrant’s internal control over financial reporting. The Registrant expects to file an amendment to the Original Filing (the “Amended Filing”), following receipt of proper authorization from the Auditor, on or before the 15th calendar day following the prescribed due date. The Amended Filing will reflect management’s conclusion that there was a material weakness in the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2016. The Registrant anticipates no changes in the financial results reported in the Original Filing and the Amended Filing.
Cautionary Statement Regarding Forward-Looking Statements
This Form contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. When used in this and in future filings by the Registrant with the Securities and Exchange Commission, in the Registrant’s press releases and in oral statements made with the approval of an authorized executive officer of the Registrant, the words or phrases “will,” “will likely result,” “could,” “anticipates,” “believes,” “continues,” “expects,” “plans,” “will continue,” “is anticipated,” “estimated,” “project” or “outlook” or similar expressions (including confirmations by an authorized executive officer of the Registrant of any such expressions made by a third party with respect to the Registrant) are intended to identify forward-looking statements. The Registrant cautions readers not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to, those reported in the Registrant’s periodic and other reports filed with the SEC, such as the overall economy and the interest rate environment; the ability of customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in accounting, tax or regulatory practices and requirements; certain interest rate risks; risks associated with investments in mortgage-backed securities; risks associated with speculative construction lending; and risks associated with safeguarding information technology systems. Although management has taken certain steps to mitigate any negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and could have an adverse effect on profitability. The Registrant undertakes no obligation to publicly revise any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, except as required by law.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen J. Gilhooly	(609)	655-4500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
 ☒ Yes   ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   ☐Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1ST CONSTITUTION BANCORP
(Name of Registrant as Specified in Charter)
 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 17, 2017

By:	/s/ Stephen J. Gilhooly
	Name:	Stephen J. Gilhooly
	Title:	Senior Vice President, Treasurer and Chief Financial Officer